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                    U.S. SECURITIES AND EXCHANGE COMMISSION
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                            WASHINGTON, D.C.  20549
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                                  FORM 12b-25
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                          NOTIFICATION OF LATE FILING
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                                                                SEC FILE NUMBER
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                                                                    0-21708
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                                                                  CUSIP NUMBER
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(CHECK ONE):                                                        38119T104
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[_] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q and
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Form 10-QSB  [_] Form N-SAR
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     For Period Ended:  September 30 1999
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

  For the Transition Period Ended:


            Read Attached Instruction Sheet Before Preparing Form.
                             Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I   -  REGISTRANT INFORMATION

     Full Name of Registrant:  Golden Star Resources Ltd.
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     Former Name if Applicable:

     Address of Principal Executive Office (STREET AND NUMBER)
     1660 Lincoln Street, Suite 3000
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     City, State and Zip Code
     Denver, Colorado 80264-3001
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PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     a) reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c) accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Forms 10-KSB, 20-F, 11-K, 10-Q and Forms 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets If Needed)

On September 30, 1999, the Registrant acquired a 70% interest in Bogoso Gold Limited, operator of the Bogoso Gold Mine in Ghana. The Registrant also recently appointed a new Chief Financial Officer and a new Controller. As a result of the recent acquisition and the changes of its principal accounting officers, and for other various reasons, management of the Registrant decided that more time was required to finalize its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and that it was appropriate and necessary to delay its filing. This delay could not have been eliminated without unreasonable effort and expenses. The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 will be filed by November 20, 1999.
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PART IV  -  OTHER INFORMATION

(a) Name and telephone number of person to contact in regard to this notification

     Allan J. Marter              (800)               553-8436  x 631
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         (Name)                (Area Code)           (Telephone Number)

(a) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [x]  Yes    [_]  No

(b) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [_]  Yes    [x]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Golden Star Resources Ltd.
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                 (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1999              By: /s/     Allan J. Marter
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).